EXHIBIT 99.1

Mogo Reports Third Quarter 2022 Financial Results

Q3 revenue of $17.3 million, up 12% year over year

Ended quarter with cash, digital assets & investments of $106.0 million1

Company announces comprehensive restructuring plan to accelerate path to profitability

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 10, 2022 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the three and nine months ended September 30, 2022.

“In our 20-year corporate history, we have seen many challenging macroeconomic operating environments, and this is clearly another one,” said David Feller, Mogo’s Founder and CEO. “In response to this, we are taking aggressive steps that while difficult, accelerate our path to profitability and make us a more efficient company. At the same time, we will also be looking to narrow our focus to only those products and areas where we see the greatest opportunities for profitable growth. It’s clear that in today’s market, prioritizing profitability over growth is the focus, and we are adjusting accordingly.”

Key Financial Highlights for Q3 2022

•	Total revenue increased 12% over the comparable quarter in 2021 to $17.3 million, including subscription and services revenue of $10.4 million, up 10% over the same period last year.

•	Gross profit decreased 11% to $10.8 million (62.8% margin), compared to $12.2 million (78.9% margin) in Q3 2021.

•	During Q3 2022, Mogo continued to focus on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency. As a result of these initial steps, total operating expenses decreased by 25% in Q3 2022 compared to Q1 2022.

•	Adjusted EBITDA[2] loss of ($2.8) million, a 32% decrease compared to Adjusted EBITDA loss of ($4.1) million in Q2 2022 and a 19% decrease from Q3 2021.

•	Net cash flow from operations before investment in receivables improved 47% to ($1.2) million, compared with ($2.3) million in Q3 2021 and ($7.2) million in Q1 2022.

•	Adjusted net loss[2] improved to ($8.4) million, down from ($9.5) million both in Q2 2022 and Q3 2021.

•	Net loss of ($20.0) million in Q3 2022, up from ($9.8) million in Q3 2021, primarily driven by changes in non-cash losses and Mogo’s share of losses in affiliates totaling $11.9 million[3] but down substantially from ($51.9) million reported in Q2 2022 due primarily to a reduction in impairment related expenses. These losses have mainly resulted from broader equity and cryptocurrency declines during the period.

•	Ended the quarter with cash and cash equivalents of $35.3 million, investment portfolio of $13.8 million, and digital assets of $0.7 million along with a book value of investment in Coinsquare of $56.1 million as at September 30, 2022.

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“While our financial position remains solid, in light of the macroeconomic conditions we are acting decisively to adjust the balance between growth investment and profitability,” said Greg Feller, President & CFO. “Our initial actions are already generating material savings, and additional initiatives are expected to reduce cash operating expenses by an extra 25-35% in the coming quarters. We will continue investing prudently in initiatives that we believe will drive top-line expansion over the long-term, with a focus on our digital wealth solutions, which are profitable products in markets with long-term growth tailwinds. Subsequent to quarter end, we monetized our digital assets, Bitcoin and Ethereum. With our recent announcement to exit our MogoCrypto product, our sole remaining crypto exposure is comprised of our investment in Canada’s first IIROC registered crypto dealer Coinsquare along with several smaller crypto-related investments in our investment portfolio.”

Additional Business & Operations Highlights

•	Mogo’s total member base increased by approximately 17%, from 1,766,000 members as at September 30, 2021 to 2,061,000 members as at September 30, 2022.

•	Ended the quarter with assets under management of approximately $293 million[4].

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Mogo’s portfolio company Coinsquare received approval from the Investment Industry Regulatory Organization of Canada (“IIROC”) for its investment dealer registration and IIROC membership. This regulatory status positions Coinsquare as the first crypto-only, IIROC registered investment dealer and marketplace member across all provinces and territories of Canada.

•	Mogo announced its decision to wind down its current bitcoin product, MogoCrypto.

Corporate Restructuring & Financial Outlook

As discussed in its Q2 2022 financial results, Mogo commenced a plan to reduce its expense base and increase its focus on profitability, with a goal of reaching positive Adjusted EBITDA by Q4 2023. During Q3 2022, Mogo reduced its marketing and product development investments, reduced headcount and, subsequent to quarter end, began to wind down its current bitcoin product, MogoCrypto. In addition, the Company announced to members that it will be shutting down Moka in France in Q4 2022.

Beginning in Q4 2022, the Company is taking additional steps to accelerate its path to profitability. Specifically, the Company is implementing a broad restructuring plan that it expects will result in a further 25%-35% reduction in operating expenses over the next several quarters. In addition to headcount reductions, the Company is evaluating other efficiency and product rationalization opportunities which may include eliminating unprofitable or sub-scale products. Once implemented, the Company expects these initiatives to have a 10%-15% impact on quarterly revenue in the near term.

Mogo previously provided revenue guidance for 2022 of $69 to $72 million. In light of the restructuring, the Company expects total revenues of $68 to $69 million for 2022.

1Includes cash and cash and cash equivalents of $35.3 million, investment portfolio of $13.8 million, and digital assets of $0.7 million along with a book value of investment in Coinsquare of $56.1 million as at September 30, 2022.

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2Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2022.

3The variance is primarily driven by changes in non-cash gains and losses arising from a $7.0 million decrease in the unrealized gain on warrants issued by Mogo, $4.1 million increase in our share of Coinsquare's net comprehensive loss of $15.9 million during the quarter, and $0.8 million increase in unrealized loss on investment portfolio. These unrealized losses total $11.9 million and primarily resulted from recent broader equity and crypto market declines during the period.

4Mogo’s total assets under management is comprised of order execution only accounts, separately managed accounts for retail portfolio management clients that are managed on a discretionary basis and assets managed under investment fund or sub advisory mandates.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2022 financial results at 3:00 p.m. EDT on November 10, 2022. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net loss and contribution, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended September 30, 2022, which is available at www.sedar.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss before tax	$(20,086)	$(9,803)	$(90,986)	$(3,557)
Depreciation and amortization	3,144	3,665	9,470	9,054
Stock-based compensation	1,691	2,877	7,877	7,765
Credit facility interest expense	1,305	1,028	3,277	3,028
Debenture and other financing expense	789	1,005	2,446	2,827
Accretion related to debentures and convertible debentures	313	314	934	935
Share of loss in investment accounted for using the equity method	6,612	2,495	20,941	5,354
Revaluation loss (gain)	2,146	(5,376)	4,395	(35,488)
Impairment of investment accounted for using the equity method	—	—	26,749	—
Other non-operating expense	1,287	357	2,421	2,623
Adjusted EBITDA	(2,799)	(3,438)	(12,476)	(7,459)

Adjusted net loss

($000s)
	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss before tax	$(20,086)	$(9,803)	$(90,986)	$(3,557)
Stock-based compensation	1,691	2,877	7,877	7,765
Share of loss in investment accounted for using the equity method	6,612	2,495	20,941	5,354
Revaluation loss (gain)	2,146	(5,376)	4,395	(35,488)
Impairment of investment accounted for using the equity method	—	—	26,749	—
Other non-operating expense	1,287	357	2,421	2,623
Adjusted net loss	(8,350)	(9,450)	(28,603)	(23,303)

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the focus on its digital wealth solutions and other initiatives to drive top-line expansion, the Company’s restructuring plan and initiatives to reduce cash operating expenses in the coming quarters, expected reduction in quarterly revenue, the wind down of MogoCrypto and Moka in France, the Company’s financial outlook for 2022 and 2023, including cash operating expenses, total revenues, and Adjusted EBITDA, the Company’s plans regarding its elimination of investments in unprofitable products, and its targets for total revenues and Adjusted EBITDA for 2023. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its more than 2 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, get free monthly credit score monitoring and ID fraud protection and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.comshamsian@lythampartners.com

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